Exhibit 99.3

Cole Corporate Income Trust, Inc.

c/o American Realty Capital Properties, Inc.

405 Park Avenue, 15th Floor

New York, NY 10022

September 11, 2014

Mr. David M. Blackman

President and Chief Operating Officer

Select Income REIT

Two Newton Place

255 Washington Street, Suite 300

Newton, MA 20458

RE:                           Request for Consent under Sections 6.1(a)(x) and 6.1(a)(xiv)(A) of the Agreement and Plan of Merger dated as of August 30, 2014 (the “Merger Agreement”), by and among Select Income REIT (“Parent”), SC Merger Sub, LLC (“Merger Sub”) and Cole Corporate Income Trust, Inc. (the “Company”)

Dear Mr. Blackman:

I am writing to confirm to you the resignation of Mr. D. Kirk McAllaster, Jr. from the position of Chief Financial Officer of the Company and the Company Subsidiaries (as such term is defined in the Merger Agreement).  You were informed of this occurrence orally on September 5, 2014. This letter follows such oral notice.  Mr. McAllaster gave notice of his retirement to the management of American Realty Capital Properties, Inc. (“ARCP”), the parent of Cole Capital®, which is the sponsor of the Company.  Mr.  McAllaster’s notice included his resignation from all positions held with the Company and the Company Subsidiaries.  A copy of Mr. McAllaster’s resignation notice was provided to Parent on September 5, 2014.

The Board of Directors of the Company has determined that it is in the best interest of the Company and the Company Subsidiaries to elect Mr. Brian S. Block as Executive Vice President, Chief Financial Officer and Treasurer of the Company.  Mr. Block currently serves as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of ARCP.  Until ARCP’s transition to self-management in January 2014, Mr. Block served as Executive Vice President and Chief Financial Officer of AR Capital, LLC (“ARC”) and a number of publicly registered, non-traded direct investments sponsored by ARC.  In his role as chief financial officer of these companies, Mr. Block was responsible for accounting, finance and reporting functions. Mr. Block also served as a director of RCS Capital Corporation from February 2013 until July 2014.  From 2008 to 2012, he served as chief financial officer of American Realty Capital Trust, Inc.  Mr. Block served as the Senior Vice President and Chief Accounting Officer of American Financial Realty Trust from 2002 to 2007.  From 2000 to 2002, Mr. Block served as chief financial officer of a venture capital-backed technology company, and from 1994 to 2000, he

David M. Blackman

September 11, 2014

worked in public accounting at Ernst & Young and Arthur Andersen.  Mr. Block has extensive experience in U.S. Securities and Exchange Commission reporting requirements and REIT tax compliance matters and is a certified public accountant and a member of the American Institute of Certified Public Accountants and of the Pennsylvania Institute of Certified Public Accountants.  Mr. Block currently serves on the REIT Committee and Financial Standards Subcommittee of the Investment Program Association.

The Company’s Board of Directors believes that Mr. Block’s extensive experience with the Company and in accounting, finance and reporting will provide the leadership necessary to guide the Company during the Interim Period and through and until the Effective Time (each as defined in the Merger Agreement).  Accordingly, the Company respectfully requests the consent of Parent to the appointment of Mr. Block as Chief Financial Officer of the Company and of each individual Company Subsidiary pursuant to Section 6.1(a)(xiv)(A) of the Merger Agreement.  Additionally, pursuant to Section 6.1(a)(x) of the Merger Agreement, the Company requests the consent of Parent to the entry by the Company into an indemnification agreement with Mr. Block, the form of which previously was provided to Parent’s counsel (the “Indemnification Agreement”).

In connection with the Company’s request for consent:

a)                                     the Company hereby agrees that Mr. Brian S. Block shall be added as an individual to Section 1.1 of the Company Disclosure Letter for the purposes of the definition of “Knowledge” in the Merger Agreement; and

b)                                     the Company represents and warrants to Parent and Merger Sub, as if such representation and warranty had been included in Section 4.6 of the Merger Agreement as of the date of such agreement and with all rights and remedies attendant thereto, that:

i.                                          the resignation of Mr. McAllaster was not related to, directly or indirectly, any disagreement with the Company, the Company Board, the Company Advisor or any of their Representatives, including on any matter relating to the Company’s operations, policies or practices, the Company’s accounting methods, practices or policies, or the Company’s financial statements or other disclosure included in any form, report, schedule, statement, registration statement, prospectus or other document (including exhibits and other information incorporated therein) filed by the Company with the SEC;

David M. Blackman

September 11, 2014

ii.             Mr. McAllaster has not made, or received or obtained knowledge of, any substantive complaint or allegation that the Company or any Company Subsidiary has engaged in improper accounting practices; and

iii.            to the Company’s Knowledge, there are no other matters which currently require, or with the passage of time will require, Parent’s consent under the Merger Agreement.

Also in connection with this request, the Company has provided Parent with a copy of the Director and Officer’s Questionnaire completed in connection with Mr. Block’s appointment, which includes the information regarding Mr. Block and his appointment as Chief Financial Officer of the Company that would be required to be disclosed in a proxy statement of the Company filed under the Exchange Act (as defined in the Merger Agreement).

Please indicate the consent of Parent to the appointment of Mr. Block as Chief Financial Officer of the Company and of each individual Company Subsidiary and the entry by the Company into the Indemnification Agreement by countersigning and returning this letter to me via PDF attachment to my email address at JLevit@arcpreit.com at your earliest convenience.

Sincerely,

/s/ Joshua E. Levit
Joshua E. Levit
Secretary

cc:                                Margaret R. Cohen — Skadden, Arps (Margaret.Cohen@skadden.com)

Lauren B. Prevost, Esq. — Morris, Manning & Martin, LLP (lprevost@mmmlaw.com)

David M. Blackman

September 11, 2014

The undersigned hereby consents to the matters as described above.

SELECT INCOME REIT

By:	/s/ David M. Blackman
	Name:	David M. Blackman
	Title:	President and Chief Operating Officer
	Date:	September 11, 2014